Exhibit 99.3

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 Prima BioMed Ltd CEO report to the Annual General Meeting of shareholders Matthew Lehman, CEO 15 November 2013 Radisson Blu Hotel, Sydney

Notice: Forward Looking Statements The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. 2

Cancer vaccines have great potential For Drew Pardoll, Director of the Cancer Immunology Program in Johns Hopkins University’s Sidney Kimmel Comprehensive Cancer Center: - Nature Reviews Drug Discovery, Vol 12, July 2013 3 . . . the real excitement lies with cancer vaccines. ‘Their stock is very low right now, but they are going to come roaring back’

The market for cancer immunotherapies is enormous 4

CVAC™ OVARIAN CANCER COMMERCIAL OPPORTUNITY

Compelling signal from CAN-003 Improving progression-free survival (PFS) 6

Ovarian cancer – second remission “80%-85% of patients tend to undergo second line therapy or maintenance therapy. Therefore, a large group of patients seeking for second line is a significant sales driver for second line treatment drugs in the ovarian cancer market.” Global Data’s 2011 report “Paclitaxel (Ovarian Cancer) – Analysis and Forecasts to 2020” 7

Addressable market: 2nd remission ovarian •Annual incidence of ovarian cancer in Australia & “major markets” (USA, Japan, UK, Germany, France, Italy, Spain) ~61,283 p.a. (2010) •70-75% diagnosed in late stage ~44,400 p.a. •70-80% of those platinum sensitive ~33,300 p.a. •70-80% continue through second line ~25,000 p.a. 8

CVac’s place in ovarian cancer treatment 9 Diagnosis Surgery 1st line platinum + taxane chemo 1st remission 1st disease progression (PD) Surgery +/- 2nd line chemo 2nd remission CVac Target Patient Profile 2nd PD Overall survival 6-8 mon 12-16 mon (median) 7.7 mon (CAN-003 CVac) 5.14 mon (control) CVac development objective -> extend survival

Comparative ovarian cancer deal 10

CVAC™ CLINICAL PATHWAY IN OVARIAN CANCER

Prima has compelling clinical data & a clear development path 12 50% increase in median PFS for ovarian cancer patients in second remission Extended time in remission for the best responders to CVac Data from CVac CAN-003 protocol PFS: progression free survival

What did we learn from CAN-003? –Strong PFS signal in second remission epithelial ovarian cancer patient population –Positive mucin 1-specific T cell response in CVac treated patients –We have chosen Overall Survival (OS) as primary endpoint: •Clear regulatory (FDA) direction •Overall Survival was the endpoint for commercially approved cancer immunotherapies (Yervoy, Provenge) 13

Consequently, we modified our CAN-004 ovarian cancer protocol ➢No new enrollment of 1st remission patients; patients currently enrolled will continue on CVac or placebo ➢New patient group for analysis: •210 patients in second remission •1:1 randomization CVac vs. control group (observation only) •Primary endpoint = Overall Survival (OS) Goal -> robust standard for proof of clinical concept 14

CVAC™ RESECTED PANCREATIC CANCER COMMERCIAL OPPORTUNITY & PILOT TRIAL

Addressable market: resected pancreatic cancer •Annual incidence of pancreatic cancer in “major markets” (USA, Japan, UK, Germany, France, Italy, Spain) ~99,000 p.a. •~20% suitable for surgical resection ~20,000 p.a. •80-95% of those survive surgery ~17,000 p.a. 16

CAN-301: A pilot pancreatic cancer trial ➢40 resected pancreatic cancer patients ➢Single-arm pilot trial ➢Endpoints: •Overall survival •Immune response •Safety Goal -> data to add value to the CVac franchise & drive go/no-go decision on further clinical trials in pancreatic cancer 17

CVAC™ DEVELOPMENT OBJECTIVES

3 Priority Clinical Trials -> Objectives 19 CAN-003 ovarian CAN-004 ovarian CAN-301 pancreatic Validate OS in 2nd remission Clear POC in 2nd remission Go/no-go Inform phase 2 Set-up for partnered phase 3 Fast track regulatory options

Clinical Data Catalysts



Clinical Trial Protocols
Quarter (Calendar year basis)
2013
2014
2015
2016
2017
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
CAN-003
CAN-003X
CAN-004 (1)
CAN-004 (2)
CAN-301
enrollment period
treatment period
patient follow-up
interim OS
PFS analysis point
OS analysis point final
Immune monitoring analysis

Exact timings dependent on regulatory reviews
& timing of clinical events (i.e disease progression and deaths)

PRIMA BIOMED

20

STRONG FUNDAMENTALS & EXCITING OUTLOOK

Partners & advisors 22 Professor Ian Frazer AC, FRS, FAA, Chair of Scientific Advisory Board CEO of Translational Research Institute; internationally renowned co-creator of technology for cervical cancer vaccines; cancer immunotherapy researcher at University of Queensland Diamantina Institute Jonathan S. Berek, MD, MMS, Chair of Clinical Advisory Board Established and directs the Stanford Women’s Cancer Center, renowned expert in gynecologic oncology, especially the immunology and immunotherapy of gynecologic malignancies, group chair and PI of the Cooperative Ovarian Cancer Group, part of premiere international consortium, Gynecologic Cancer Intergroup Holbrook Kohrt, MD, PhD, Senior Clinical Advisor Assistant professor at Stanford University Medical Center; investigator on a number of NIH and industry sponsored oncology trials and has published extensively in the fields of cancer immunology and immunotherapy.

Budget for updated clinical plan Key changes in the updated operational plan: –50% decrease in per-patient clinical costs due to protocol changes –$1.5 million p.a. reduction in manufacturing costs & internalization of expertise –Continued management & reduction of corporate overhead expenses 23

An exciting future built from strong fundamentals •Strong scientific collaborators and advisors •Cash position $31 million (30 Sept. 2013) •Estimated 2+ years of cash reach •Important CVac data catalysts in 2014, 2015, 2016 •Leadership position in the emerging field of cancer immunotherapy •Evaluation of value accretive business development transactions 24